[Letterhead of Bracewell & Giuliani LLP]

December 9, 2005

Ms. Jessica Livingston

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549-0303

Re:	Republic Bancshares of Texas, Inc.

Amendment No. 1 to Schedule 13E-3 filed November 15, 2005

Schedule 13E-3 filed September 26, 2005

File No. 005-77919

Preliminary Proxy Statement on Schedule 14A

File No. 000-33201

Dear Ms. Livingston:

On behalf of Republic Bancshares of Texas, Inc. (“Republic”), we are filing today, via EDGAR transmission, Amendment No. 2 to Schedule 13E-3 filed September 26, 2005 and Amendment No. 2 to the preliminary proxy statement (the “Preliminary Proxy Statement”) relating to the reclassification transaction.

In response to your November 30, 2005 letter to C.P. Bryan, President and Chief Executive Officer of Republic, setting forth the staff’s comments regarding the Schedule 13E-3 and the Preliminary Proxy Statement, Republic has the following responses, which are contained in numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each comment is included below. Unless otherwise indicated, capitalized terms used in this letter shall have the same meaning as set forth in the Preliminary Proxy Statement.

Schedule 13E-3

General

1.	We note your responses to our prior comments numbered 3 and 40 in our letter dated October 26, 2005. Please provide the staff with an opinion of counsel, opining under state law that the reclassification is consistent with state law and that state law allows for and recognizes different classes of equity securities. The analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control.

In connection with the proposed Rule 13e-3 transaction, attached hereto as Exhibit A is a copy of the opinion of Bracewell & Giuliani LLP addressed to the Board of Directors of Republic.

Letter to Shareholders

2.	We note your response to our prior comment number 5. In the third paragraph of the letter to shareholders, and in the corresponding sentence found elsewhere in the document, including on the cover page and page 1, please delete the word “generally” or clarify why the qualification is necessary.

The staff is directed to the third paragraph of the letter to the shareholders, the cover page and page 1 of the section of the Preliminary Proxy Statement entitled “Summary Term Sheet,” which have been revised to delete the word “generally” and to reflect that a more complete description of the preferred stock is included elsewhere in the Preliminary Proxy Statement.

Summary Term Sheet, page 1

3.	Use bold-faced type to highlight the statement at the top of page 4 regarding your dividend history and future dividends.

The staff is directed to the top of page 4 of the Preliminary Proxy Statement where the statement regarding Republic’s dividend history and future dividend plans is highlighted in bold type.

Fairness of Rule 13e-3 Transaction, page 18

4.	We note your response to our prior comment number 17. It is not clear to us why you have deleted the discussion of the board’s consideration of the difference in value between the common stock with voting rights and the preferred stock without such rights. If the board did consider the value of the preferred stock in its deliberations and voting, it is proper to disclose here that fact and how the valuation was made. In light of your response to our prior comment 24, we reissue our prior comment 17: please revise to disclose how the board determined the value of the non-voting preferred to be nearly equivalent to the value of the common stock, particularly in the absence of an appraisal or any quantitative analysis.

The staff is directed to the third paragraph on page 22 of the Preliminary Proxy Statement which has been revised to clarify the considerations and determination of the Republic Board of Directors with respect to the Series A Preferred Stock. The staff is supplementally advised that the Board of Directors did not make a determination as to the specific monetary value per share of the preferred stock. Rather, in reaching its determination as to the fairness of the Rule 13E-3 transaction, the Board analyzed and determined that the rights, preferences and limitations of the preferred stock, including that the preferred stock is convertible into common stock upon a Change in Control of Republic, were balanced as compared with the rights of the common stock.

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5.	We note your response to our prior comment 21 and revised disclosure that the board considered it a positive factor that shareholders receiving preferred stock will not have their shares involuntarily liquidated. Address how the board considered that, given the limited liquidity of the shares in the past and foreseeable future and the associated difficulties shareholders may have had and will have in the future liquidating their shares, receiving cash for those shares in a cash-out merger or reverse stock split may have been viewed as a benefit by your affected shareholders.

The staff is directed to the third bullet point under the first paragraph on page 19 of the Preliminary Proxy Statement which has been added to reflect that while there is not an active market in the common stock or expected in the preferred stock and a cash-out merger or reverse stock split would afford shareholders a liquidation opportunity, such event would be involuntary and such shareholders would not hold an equity interest nor have the opportunity to participate in any future growth and earnings of Republic or realize the same per share value in the event of a Change in Control of Republic. The Board viewed the opportunity to continue as a shareholder of Republic as a positive factor when compared with a forced liquidation pursuant to a cash-out merger or reverse stock split.

6.	We note your response to our prior comment 20. It still is not clear to us how receiving a preference in the distribution of dividends can be considered a substantive benefit for shareholders, in light of the company’s ongoing policy not to pay any dividends. Please delete this bullet point, or repeat the balancing disclosure found on page 4 regarding the company’s history of, and future prospects for, paying dividends.

The staff is directed to the second bullet point under the first paragraph on page 19 of the Preliminary Proxy Statement which has been revised to include a statement regarding Republic’s dividend history and current plans for future dividends.

Further, attached to this letter is a statement from an authorized officer of Republic acknowledging the items set forth in your letter dated October 26, 2005.

If you have any questions or comments regarding this letter, please contact me at (713) 221-1576 or Justin Long at (214) 758-1037.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Charlotte M. Rasche

Charlotte M. Rasche

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Acknowledgment of Republic Bancshares of Texas, Inc.

In connection with the response letter to the Securities and Exchange Commission with respect to Amendment No. 2 to the Schedule 13E-3 and Amendment No. 2 to the Preliminary Proxy Statement of Republic Bancshares of Texas, Inc. (the “Company”), each filed on December 9, 2005, I, C. P. Bryan, acting solely in my capacity as President and Chief Executive Officer of Republic, hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REPUBLIC BANCSHARES OF TEXAS, INC.

By:	/s/ C. P. Bryan
C. P. Bryan President and Chief Executive Officer

Exhibit A

Bracewell & Giuliani LLP

711 Louisiana, Suite 2300

Houston, Texas 77002-2770

Phone: 713.223.2300

Fax: 713.221.1212

December 9, 2005

Board of Directors

Republic Bancshares of Texas, Inc.

4200 Westheimer, Suite 101

Houston, Texas 77027

Ladies and Gentlemen:

We have acted as special counsel to Republic Bancshares of Texas, Inc., a Texas corporation (“Republic”), in connection with proposed amendments to the Articles of Incorporation of Republic as set forth in a proposed form of Articles of Amendment to Republic’s Articles of Incorporation (the “Articles of Amendment”). The Articles of Amendment provide for: (i) the authorization of 500,000 shares of a new class of preferred stock, (ii) the authorization of a series of preferred stock designated as “Series A Preferred Stock” and (iii) the reclassification of shares of Republic common stock, par value $1.00 per share (“Common Stock”), held by shareholders who own 2,100 or fewer shares of Common Stock into shares of Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of Common Stock held by such shareholders (the “Reclassification”). The Articles of Amendment will be presented for a vote of the shareholders of Republic at a special meeting of shareholders. This opinion is being delivered to you pursuant to your request and in connection with your responses to comments from the staff of the Securities and Exchange Commission (“SEC”) regarding Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to the Schedule 13E-3, each filed with the SEC on November 15, 2005.

We have examined originals or copies of (i) the Articles of Incorporation of Republic, as amended to the date hereof, (ii) the Bylaws of Republic, as amended to the date hereof, (iii) certain resolutions of the Board of Directors of Republic, (iv) the proposed form of Articles of Amendment and (v) and such other documents as we deemed necessary and relevant for the purposes of this opinion.

In rendering the opinions set forth below, we have assumed: (i) the legal capacity of natural persons, (ii) the genuineness of all signatures of the individuals signing all documents in

Board of Directors

Republic Bancshares of Texas, Inc.

December 9, 2005

connection with which this opinion is rendered, (iii) the authenticity of all documents and records submitted to us as originals, (iv) the conformity to original documents and records of all documents and records submitted to us as copies and (v) the truthfulness of all statements of fact contained in such documents, records and certificates that we have reviewed, and have made no independent verification of such matters. We have relied as to factual matters upon certificates, facsimile transmissions and other written or telephonic statements of public officials and of officers and other representatives of Republic, and have assumed that the facts and circumstances contained in such certificates, facsimile transmissions and other statements have not changed since the date thereof. We have made such investigations of law as we deemed necessary and relevant as a basis hereof.

Discussion of Applicable Law

Pursuant to Article 2.12A of the Texas Business Corporation Act (“TBCA”), a Texas corporation is permitted to issue separate classes of shares of its capital stock and can create a separate class by stating each class of its capital stock in its articles of incorporation. The TBCA requires that each class shall have such designations, preferences, limitations and relative rights, including voting rights, as stated in a company’s articles of incorporation, but does not require that each class have distinct preferences, limitations or rights. Further, Article 2.12B(6) of the TBCA expressly provides that a corporation, when permitted pursuant to its articles of incorporation, may issue shares of one or more classes or series that are convertible upon the occurrence of a designated event into shares of any other class or series.

Pursuant to Article 4.01A of the TBCA, a Texas corporation is permitted to amend its articles of incorporation to effect an exchange, reclassification, subdivision, combination or cancellation of shares or rights of shareholders. Article 4.02 of the TBCA sets forth the procedure to amend the articles of incorporation of a corporation and provides that the board of directors of a corporation shall adopt a resolution setting forth the proposed amendment and that the proposed amendment shall be submitted to a vote of the shareholders of the corporation at a meeting of shareholders after proper notice thereof.

Opinions

Based on the foregoing and subject to the limitations and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

1.	The Reclassification is permitted under the laws of the State of Texas.

2.	Under the TBCA, shares of a corporation may be divided into one or more classes.

Board of Directors

Republic Bancshares of Texas, Inc.

December 9, 2005

3.	Under the provisions of the TBCA, a Texas corporation may issue shares of one or more classes of securities which are convertible upon the occurrence of a designated event into shares of any other class or series.

The foregoing opinion is based on and is limited to the law of the State of Texas. In addition, we express no opinion herein with respect to the antifraud provisions of federal or state securities laws.

Comparison of Rights of Common Stock and Series A Preferred Stock

At your request, we have included the table below which compares certain of the rights and preferences of the Series A Preferred Stock to the rights of the Common Stock:

	RIGHTS OF COMMON STOCK	RIGHTS OF SERIES A PREFERRED STOCK

VOTING RIGHTS	Holders of common stock can vote on any matter that is subject to shareholder approval. Holders of common stock are entitled to cumulate their votes in the election of directors.	Except as provided by law, holders of Series A Preferred Stock are entitled to vote only upon proposals for (i) any merger, acquisition of all of the capital stock of, or other business combination involving Republic (other than an entity 50% or more of which is controlled by, or under common control with, Republic), in which Republic is not the surviving entity, or in which Republic survives the transaction as a subsidiary of another entity, or the purchase of all or substantially all of the assets of Republic (a “Change in Control”) or (ii) any amendment to Republic’s articles of incorporation if the amendment would affect the Series A Preferred Stock as required by Article 4.03 of the TBCA. On the matters listed above, holders of Series A Preferred Stock shall vote as a separate class.

Board of Directors

Republic Bancshares of Texas, Inc.

December 9, 2005

DIVIDEND RIGHTS	Holders of common stock are subordinate to holders of Series A Preferred Stock in the distribution of dividends, when and if declared and paid by Republic, such that holders of Common Stock are not entitled to receive dividends unless such dividends are paid in full on the Series A Preferred Stock prior to the receipt of dividends by the holders of Common Stock.	Holders of Series A Preferred Stock are entitled to a preference in the distribution of dividends, when and if declared and paid by Republic, such that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than that paid on the shares of Common Stock prior to the receipt of dividends by the holders of Common Stock.

CONVERSION RIGHTS	The Common Stock is not convertible into or exchangeable for any other security of Republic.	The shares of Series A Preferred Stock automatically convert into shares of Common Stock upon a Change in Control, with each share of Series A Preferred Stock convertible into one share of Common Stock.

LIQUIDATION RIGHTS	Holders of Common Stock have no liquidation preference in the distribution of assets of Republic in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Republic.	Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of Republic in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Republic equal to the greater of the book value per share of the preferred stock as of the date of liquidation, the amount per share to be paid to holders of Common Stock, or $10.00 per share.

This opinion is limited to the matters herein and no opinion may be implied or inferred beyond the matters expressly stated herein. This opinion is furnished by us solely for your benefit in connection with the Reclassification and may not be used by you for any other purpose and may not be quoted, circulated or published, in whole or in part, or otherwise referred to or furnished to any other person without our express prior written authorization, except that copies of this opinion may be circulated to the staff of the SEC for the sole purpose of Republic responding to a comment letter from the staff of the SEC to Republic dated November 30, 2005. This opinion speaks as of the date hereof, and we disclaim any obligation to update this opinion.

Very truly yours,

/s/ Bracewell & Giuliani LLP

Bracewell & Giuliani LLP